ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Rollover Choice^{SM} Variable Annuity

Supplement dated December 6, 2006 to the
Contract Prospectus dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. Effective December 16, 2006, ING VP LargeCap Growth Portfolio (Class S) will be merged into ING BlackRock Large Cap Growth Portfolio (Class S). As a result of the merger, effective December 16, 2006 all references to ING VP LargeCap Growth Portfolio in the Contract Prospectus are deleted and ING BlackRock Large Cap Growth Portfolio (Class S) is added as an investment option. After the close of business on December 15, 2006, all existing account balances invested in ING VP LargeCap Growth Portfolio (Class S) will be transferred to ING BlackRock Large Cap Growth Portfolio (Class S).

Unless you provide us with alternative allocation instructions, all future allocations directed to ING VP LargeCap Growth Portfolio (Class S) will be automatically allocated to ING BlackRock Large Cap Growth Portfolio (Class S). You may give us alternative allocation instructions at any time by contacting our service center at:

Customer Service Center
P.O. Box 9271
Des Moines, Iowa 50306-9271
1-800-366-0066

See also the Transfers Among Your Investments section of the Contract Prospectus for further information about making fund allocation changes.

2. The minimum and maximum total annual trust or fund operating expenses shown in the Contract Prospectus will not change with the addition of the ING BlackRock Large Cap Growth Portfolio. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

3. The following information is added to Appendix B – The Investment Portfolios in the Contract Prospectus:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING BlackRock Large Cap Growth Portfolio	Directed Services, Inc. **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.